Filed by Suzano Papel e Celulose S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fibria Celulose S.A.

Filer’s Commission File Number: 333.226.596

Subject Company’s Commission File Number: 001-15018

Date: August 31, 2018

Announcement Regarding the Merger

On August 31, 2018, Suzano Papel e Celulose S.A., a Brazilian corporation (“Suzano”), filed a Notice to the Market with the Brazilian Exchange Commission (“CVM”), announcing that Suzano has been notified by the State Administration for Market Regulation (“SAMR”), the authority responsible for antitrust and competition matters in China, that the business combination transaction involving Suzano and Fibria Celulose S.A. (“Fibria”) has been approved without restrictions in China. An English translation of the Notice to the Market is attached as Exhibit 1.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction, Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 and all other documents filed by Suzano with the SEC in connection with the proposed transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, August 31, 2018 - Suzano Papel e Celulose S.A. (“Suzano”) (B3 | SUZB3), in addition to the Material Fact published on March 16, 2018, discloses to its shareholders and to the market in general that it has been notified by the State Administration for Market Regulation (SAMR), authority responsible for competition matters in China, of the termination of Suzano’s request regarding the transaction involving Suzano and Fibria Celulose S.A., approving the transaction without restrictions in China.

The closing of the aforementioned transaction is still subject to the fulfillment of other conditions precedent usual for this type of transaction, including the approval by certain antitrust authorities in Brazil and abroad. Until the date of the implementation of the transaction, the companies will continue to carry out their activities in the ordinary course of business and will remain operating independently.

São Paulo, August 31, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer